Burns, Figa & Will, P.C.
Suite 1000
6400 South Fiddler’s Green Circle
Greenwood Village, CO 80111
303-276-2626

March 12, 2007

Jill Davis, Esq., Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

      RE:    Aspen Exploration Corporation

Dear Ladies and Gentlemen:

We represent Aspen Exploration Corporation, and we are in receipt of your letter dated March 8, 2007 commenting upon Aspen’s recently filed Form 8-K. An amendment to the Form 8-K is being filed herewith which adds the language you requested. For your convenience, we have changed the fourth paragraph to read as follows (bold-faced language added):

During our two most recent fiscal year and subsequently through the date of dismissal, there were no disagreements with Hein on any matter of accounting principles, practices, financial statement disclosure, or auditing scope or procedure which if not resolved to Hein’s satisfaction would have caused Hein to make reference to the subject matter of the disagreement in connection with its principal accounting report on the financial statements for our fiscal year ended June 30, 2006 or any subsequent report. As discussed in our annual report on Form 10-KSB for the year ended June 30, 2006, Hein did inform us that they believed there was a material weakness in our internal controls.

We have also attached correspondence from Aspen as requested in your comment letter. Please do not hesitate to contact us if you have any further questions or comments.

Sincerely yours,

Herrick K. Lidstone, Jr.
For the Firm

Cc:   Aspen Exploration Corporation
         Hein & Associates, LLP
         Gordon,Hughes, & Banks, LLP